EX-q(2)

PROCEDURES MEMORANDUM

JNLNY Separate Account IV
Jackson National Life Insurance Company of New York®

Exhibit No. 26(q)(2)

Procedures Memorandum
Pursuant to Rule 6e-3(T)(b)(12)(iii)

Description of Jackson National Life Insurance Company of New York's® Purchase, Redemption, and Transfer Procedures for Policies

This document sets forth the administrative procedures that will be followed by Jackson National Life Insurance Company of New York ("JNL/NY®") in connection with the issuance of its Flexible Premium Variable Life Insurance Policy  ("Policy") described  in  this  Registration   Statement,   the  transfer  of  assets  held thereunder,  and the redemption by Owners of their interest in the Policies. The defined terms used in this  memorandum  are the same as the defined terms in the Policy or prospectus, unless otherwise defined herein.

1.   "PUBLIC OFFERING PRICE:" PURCHASE AND RELATED TRANSACTIONS

Set out below is a summary of the principal Policy provisions and administrative procedures  which might be deemed to constitute,  either directly or indirectly, issuance,  transfer,  and redemption  procedures under flexible premium variable life  insurance  policies to the extent  necessary to comply with Rule  6e-3(T), state  administrative law or established  administrative  procedures of the life insurance  company.  The summary shows that,  because of the insurance nature of the Policies,  the procedures involved necessarily differ in certain significant respects  from the  procedures  for  mutual  funds and  contractual  plans.  The summary,  while  comprehensive,  does not  attempt  to  address  each and  every procedure or variation which might occur.

A.   PREMIUM SCHEDULES AND UNDERWRITING STANDARDS

Premiums  for the  Policies  will not be the same for all Owners.  JNL/NY will require the Owner to pay a required Premium to place the policy in force.  Owners  will also  determine  a  planned  periodic  Premium payment  schedule  that  provides a level  Premium  payable at a fixed interval  for a  specified  period  of time.  Payment  of  Premium  in accordance with this schedule is not,  however,  mandatory and failure to do so will not of itself cause the Policy to lapse. Instead, Owners may make Premium payments in any amount in any frequency, subject only to the maximum Premium  limitation under Federal tax law.(i) If at any time a Premium is paid which would result in total Premiums  exceeding          the  current  maximum  Premium  limitation,  JNL/NY will accept only that portion  of the  Premium  which will make  total  Premiums  equal that amount.  Any portion of the Premium in excess of that amount will be returned to the Owner and no further Premiums will be accepted until allowed by the current maximum premium limitations or unless the Owner increases the Specified Death Benefit of the Policy.

The Policy will remain in force so long as the Cash Surrender Value is sufficient  to pay  certain  monthly  charges in  connection  with the Policy,  or during the first three policy  years only,  so long as the Net Policy Value is  sufficient to pay the monthly  charges,  provided that the total  payments made,  net any partial  surrenders,  equal or exceed  cumulative  Minimum Monthly Premiums as defined in the Policy.  The amount of a Premium,  if any, that must be paid to keep the Policy in force depends upon the Cash Surrender Value,  which in turn depends on such factors as the  investment  experience,  the cost of insurance charge, administrative charges, and surrender charges. In addition, if outstanding  loans are present,  by definition,  Indebtedness must be taken into account.  The cost of insurance  rate utilized in computing the cost of  insurance  charge will not be the same for each  Insured.  The main reason is that the principle of pooling and  distribution  of mortality  risks is based upon the assumption that each Insured incurs an insurance rate  commensurate  with his or her mortality risk, which is actuarially  determined  based upon factors such as issue age, sex, duration,   risk   classification  and  the Specified Death Benefit of  the  Policy.  Accordingly,  while not all Owners will be subject to the same cost of insurance  rate,  there  will be a single  "rate"  for all Owners in a given actuarial category.  The Policies  will  be  offered  and  sold  pursuant  to  established  underwriting  standards in accordance with state insurance laws. State insurance laws prohibit unfair discrimination among Owners, but recognize that Premiums and charges must be based upon factors such as age, sex, health, and occupation.

B.   APPLICATION AND INITIAL PREMIUM PROCESSING

Upon  receipt of a  completed  application,  JNL/NY will  follow  certain insurance underwriting (i.e., evaluation of risks) procedures designed to  determine  whether the  applicant is  insurable.  This process may  involve such verification  procedures as medical  examinations and may require that further information be provided by the applicant before a determination  can be made.  A Policy  will not be issued  until  this underwriting procedure has been successfully completed.

If the required  minimum  Premium for the Policy is submitted with the application,  and a signed Temporary  Insurance Agreement is received, temporary  insurance  coverage  will  ordinarily  begin  providing the conditions  of the  temporary  insurance  agreement  are met. Once the Underwriting Department approves and issues the Policy as applied for, full coverage ordinarily begins, based on receipt of any required medical examinations or other items requested in accordance with JNL/NY's underwriting requirements.  If a minimum Premium is not paid with the application,  insurance coverage will ordinarily begin on the date the Policy  is  delivered  to  the  Owner  and  the  required  Premium  is collected.  JNL/NY will keep in either a pending policy or policy suspense account any premium below the minimum premium that is paid with an application.  JNL/NY will automatically and systematically refund any such premium if a policy is not placed in force as a result of the application.  Insurance coverage may also begin on any other date mutually agreeable to JNL/NY and the Owner as long as such date complies with all applicable state and federal laws and regulations.

The minimum Specified Death Benefit at issue is $100,000 under JNL/NY’s current rules. JNL/NY reserves the right to revise its rules from time to time to specify a different minimum Specified Death Benefit at issue for subsequently issued Policies.

C.   PREMIUM ALLOCATION

In the application for a Policy, the Owner must allocate  Premiums among the  Subaccounts of the Separate  Account and the Fixed Account..  All Premium payments received before the Commencement Date will be held in JNL/NY's General Account until the Commencement Date. No earnings         or interest  will be credited  before the  Commencement  Date.  On the Commencement Date JNL/NY will allocate such Premiums to a Fixed Account. In the event there are outstanding  requirements  on the  Commencement Date,  such  as an  amendment  containing  a  material  change  to the application requiring the Owner's signature,  the Commencement Date is postponed.

JNL/NY reserves  the  right  to keep  the  Premiums  in a Fixed  Account  following the Commencement Date (or later date as described above) for a period equal to the right to examine period as required by state law plus five days before  allocating them (plus earnings and less monthly  deductions) to the subaccount(s) the Owner has selected.  After the  allocation  date,  JNL/NY generally  allocates  additional Net Premium  to the  Subaccounts  and the  Fixed  Account  as of the  date  premium is received.  If an additional premium results in an increase in the Death Benefit and thus requires underwriting, JNL/NY may delay allocation until the underwriting is completed.  JNL/NY will return any premium received more than 15 days in advance of the policy anniversary that is in excess of the maximum policy premium for the current year.  For premium that is in excess of the maximum policy premium for the current year and received 15 days or less in advance of the policy anniversary, JNL/NY will hold the excess premium with the consent of the policyowner.  JNL/NY will not pay interest on the excess premium and will apply it to the policy on the policy anniversary.

The allocation for future Premiums may be changed at any time by written notice (or by telephone notice, if authorized) to JNL/NY without payment of any fee or penalties.

D.   REINSTATEMENT

 A lapsed Policy may be reinstated any time within five years of the date of the lapse by submitting the following items to JNL/NY:
          (1) A written request for reinstatement;
          (2) Evidence of insurability satisfactory to JNL/NY for the same payment class as the Policy was issued;
          (3) Payment of the unpaid monthly deductions for the Grace Period;
               and
          (4) Payment of a Premium sufficient to keep the Policy in force for at least three months.

JNL/NY will retain in a suspense account any reinstatement premium that is received prior to JNL/NY making a decision on an application for reinstatement.  The  effective  date of  reinstatement  will be the next  Business Day following   the  date  the  required   Premium  is  received  and  the application for reinstatement is approved by us.

E.   REPAYMENT OF INDEBTEDNESS

Outstanding indebtedness may be repaid at any time while the Policy is in force. Upon repayment, the Policy Value securing the repaid portion of the debt in the Loan Account will be transferred to the subaccounts of the Separate Account according to the Owner's most recent premium allocation instructions on file, unless the Owner instructs us otherwise.

    F.   CORRECTION OF MISSTATEMENT OF AGE OR SEX

If, during the processing of a claim, JNL/NY discovers that the age or sex of the Insured has been misstated, JNL/NY will adjust the Death Benefit Proceeds of the Policy to the amount which the most recent COI deduction would have purchased at the correct age and sex.

If the age or sex of the Insured is incorrectly stated and the error is discovered by JNL/NY before a claim is made, then all values relevant to the Policy will be recalculated from the Policy Date assuming the correct sex and age.

2. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

This  section  outlines  those  procedures  which might be deemed to  constitute redemptions  under the Policy.  These procedures  differ in certain  significant respects from the redemption procedures for mutual funds and contractual plans.

A.   SURRENDER VALUES

As long as the Policy is in force, the Owner may surrender the Policy or make a partial surrender (after the first policy year) at any time by sending a written request to JNL/NY.  The  amount  available  for          surrender  ("Cash  Surrender  Value")  is the  Policy  Value  less any applicable  surrender  charges  and  Indebtedness  at  the  end of the Valuation  Period  during which the  surrender  request is received at          JNL/NY's home office.  Cash Surrender Value will be determined on a daily basis. This will enable JNL/NY to pay a Cash Surrender Value based on the next computed value after a request is  received.(ii)  Surrenders from the  Separate  Account  will  generally  be paid within  seven days of receipt of the written request.(iii)

The Owner can obtain a portion of the Cash Surrender Value by making a partial surrender from the Policy.  A partial  surrender  may not  reduce the Cash  Surrender  Value to an amount less than or equal to the amount  needed for the next 3 Monthly Deductions.  The  minimum  withdrawal  at any time is $500.  A Partial Surrender Fee not to exceed $25 will be subtracted from the Policy Value.  A partial  surrender will also affect the Policy Value and Death Benefit Proceeds.  The Specified Death Benefit remaining after a partial surrender may not be less than $100,000.

OPTION A.  Partial  surrenders  generally  will affect both the Policy Value and the life insurance  proceeds  payable under the Policy.  The Policy  Value will be reduced by the amount of any partial  surrender.  Moreover,  life  insurance  proceeds  payable  under the  Policy  will generally  be  reduced  by the  amount of the  partial  surrender.  If increases in Specified  Amount  previously  have  occurred,  a partial surrender  will  first  reduce  the Specified Death Benefit  of the  most  recent increase,  then  the  most  recent  increases  successively,  then the coverage under the original Policy Specified Amount.

OPTION B. Under Option B, which provides for life  insurance  proceeds equal to the Specified  Amount plus Net Policy  Value,  a reduction in Policy Value as a result of a partial  surrender will typically result          in a  dollar  per  dollar  reduction  in the life  insurance  proceeds payable under the Policy.

OPTION C. Under Option C, if the partial surrender amount is less than the total  premiums  paid  minus the sum of all  prior  total  partial surrender amounts, the Death Benefit is not reduced.  However, because the sum of the partial surrender amounts has  increased,  the Total Death  Benefit is reduced.  If the total partial surrender  amount is greater than the total Premium paid minus the sum of all prior partial surrender  amounts,  the Death  benefit  will be reduced by the amount that the partial surrender amount exceeds the total Premium paid minus the sum of all prior total partial surrender amounts.

The Owner may  request a partial  surrender  be taken  from  among the Subaccounts of the Separate Account and the Fixed Account,  subject to  limits.  The amount  withdrawn  from the Fixed Account may not be more than the partial surrender amount multiplied by the ratio of the value in the Fixed  Account  to the value in the  Investment  Divisions  and Fixed Account  immediately  before the partial  surrender.  Before any withdrawals can be made, a proper withholding form must be on file.

The amount  payable upon complete  surrender of the Policy is the Cash Surrender  Value which is generally paid in a lump sum.  Proceeds will generally  be paid  within  seven  days of  receipt  of a request  for surrender.

B.   DEATH BENEFITS

So long as it remains in force, the Policy provides for the payment of  life insurance  proceeds upon the death of the Insured.  Proceeds will be paid to a named Beneficiary or contingent Beneficiary.  One or more Beneficiaries or contingent Beneficiaries may be named.   Life insurance proceeds  may be  paid  in a lump  sum or  under  one of the  optional  payment  plans then  available  from JNL/NY. The amount of Death  Benefit proceeds payable will be determined at the end of the Valuation Period during which due Proof of Death is received by JNL/NY.

Proceeds of the Policy will be reduced by any outstanding Indebtedness and any due and unpaid  charges and increased by any benefits added by rider.  Proceeds  will  ordinarily be paid within seven days after JNL/NY receives  due  Proof  of  Death  and  all  other  requirements  deemed  necessary have been satisfied.

The Death Benefit will be based on:

          1.   The death benefit option in effect on the date of death;
          2.   Any increases or decreases to the Specified Death Benefit.

While the insured is alive, the Owner may choose  between three death benefit options:

          If Option A is selected, the Death Benefit will be the greater of:

          1.   The Specified Death Benefit; or
          2.   The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

          If Option B is selected, the Death Benefit will be the greater of:

          1.   The Specified Death Benefit plus the Policy Value; or
          2.   The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

          If Option C is selected, the Death Benefit will be the greater of:

1. The Specified Death Benefit plus the greater of (i) the sum of all Premiums paid minus all prior partial surrenders (including any applicable charges) or (ii) zero; or
            2.   The Policy Value multiplied by the applicable corridor percentage as described in the Policy.

Under Death Benefit Option A, the Death Benefit will only vary whenever the applicable percentage of Policy Value set forth in the Policy exceeds the Specified Death Benefit of the Policy.  Under Death Benefit Option B, the Death Benefit will always vary with the Policy Value since the Death Benefit equals the Specified Death Benefit plus the Policy Value.  Under  Option C, the Death  Benefit will vary with the payment of additional premium and partial surrenders.

Subject to certain limitations, an Owner may increase or decrease the Specified Death Benefit of a Policy.  A change in Specified Death Benefit may affect the cost of insurance rate and the net amount at risk, both of which may affect an Owner's cost of insurance charge.  Any decrease in the Specified Death Benefit will take effect on the first Monthly Anniversary after we approve the request.  If less than one  business  day remains  before the Monthly  Anniversary,  the decrease  will  be  effective  on the  second  following  Monthly Anniversary.  No decrease in the Specified Death Benefit will be permitted during the first three policy years.  The Specified Death Benefit may not be decreased more than once per year.  The Specified Death Benefit remaining in force after any requested decrease may not be less than $100,000.  If following  the  decrease in Specified Death Benefit,  the Policy would not comply with the maximum Premium  limitations  required by Federal tax law,  the decrease may be limited (or if the Owner so elects, Policy  Value  may be  returned  to  the  Owner)  to  the  extent  necessary  to  meet  these  requirements.   For purposes of determining the cost of insurance charge, a decrease in the Specified Death Benefit will reduce the Specified Death Benefit in the following order:

               1.   The Specified Death Benefit provided by the most recent increase;
               2.   The next most recent increase successively; and
               3.   The Specified Death Benefit when the Policy was issued.

For an increase in the Specified Death Benefit, a written application must be submitted.  JNL/NY may also require that additional evidence of insurability be submitted.  An increase will take effect on the first Monthly  Anniversary after we approve the request.  If less than one business day remains before the Monthly Anniversary, the increase  will  be  effective  on the  second  following  Monthly Anniversary. An increase need not be accompanied by an additional Premium; JNL/NY may, however, deduct any charges associated with the increase from existing Policy Value.  No increase in the Specified Death Benefit will be permitted during the first policy year.  The Specified Death Benefit may not be increased more than once in any 12-month period.

Generally, the Death Benefit option in effect may be changed once each  Policy  Year at any time  after  the first  policy  year by sending JNL/NY a written  request for change.  If the Death  Benefit  option is changed from Option B to Option A, the Specified Death Benefit will be  increased  by an  amount  equal  to the  Policy  Value on the effective  date of change.  The  effective  date of such a change will be the Monthly  Anniversary  on or following  receipt of the request.

If the Death Benefit option is changed from Option A to Option B, the Specified Death Benefit will be decreased by an amount equal to the Policy Value on the effective date of change. This change may not be made if it would result in a Specified Death Benefit less than $100,000. The  effective  date  of  such  a  change  will  be  the  Monthly Anniversary on or following the date the request is received.

If the Death Benefit option is changed from Option C to Option A, the Specified Death Benefit will be increased by the sum of all premiums paid minus all prior partial surrenders.  The effective date of such a change will be the Monthly Anniversary on or following receipt of the request.

JNL/NY may require evidence of insurability satisfactory to us for a change from Option A to Option B. JNL/NY does not currently require evidence of insurability for other changes in Death Benefit Option. The  following  changes  are not  allowed:  Option A to Option C, Option B to Option C, or Option C to Option B.

No charges will be imposed upon a change in Death Benefit option,  nor will such a change in and of itself  result in an immediate  change in the amount of the Policy Value.

C.   PREMIUM REFUNDS

JNL/NY will not normally refund Premium payments unless one of the following situations occurs:

1. The Insured is rated substandard during the underwriting process and the Owner does not accept the rating.
2. The proposed Insured is determined to be uninsurable by JNL/NY's standards.
3. Underwriting requirements were never completed.
4. The Owner exercises the Free Look privilege in accordance with state regulations.
5. The Premium payment would disqualify the policy as life insurance coverage as defined under the Internal Revenue Code.
6. The Premium is in excess of the 7 pay limits as defined under the Internal Revenue Code and the Owner does not sign a form acknowledging that the policy is a MEC.
7. An application is declined by JNL/NY.

D.   POLICY LOANS

So long as the Policy remains in force, and the Allocation Date has passed, the Owner may borrow money from JNL/NY using the Policy as the only security for the loan. Policy Loans have priority over the claims of any assignee or any other person.  The minimum policy loan is $500. The  maximum  amount that may be borrowed at any time is 90 percent of the Policy Value less 90% of the Surrender  Charges less  Indebtedness at the end of the  Valuation  Period  during which the loan request is granted. Indebtedness equals the total of all outstanding Policy Loans and any accrued interest on the loans.  Indebtedness may be repaid all or in part at any time.  Interest on Policy Loans accrues daily and is          due at the end of each Policy  Year.  Any  interest  not paid when due becomes  part of the Policy  Loan and will bear  interest  at the same rate.

When a Policy Loan is made, a portion of the Policy  Value  sufficient to secure the loan will be transferred  to the Loan Account.  Any loan interest  that is due and  unpaid  will also be  transferred.  Amounts transferred to the Loan Account will accrue interest at an annual rate of 3.0  percent.  Policy  Loans  will  usually be  allocated  from the Subaccounts  and the  Fixed  Account  proportionately  based  on their current value. JNL/NY will ordinarily  disburse  proceeds of Policy Loans within  seven  days  after  receipt  of  a  written  request  although postponement   of   disbursement   may  take   place   under   certain circumstances.(iv)

Prior to the tenth policy anniversary, the interest rate charged for a loan is 4.0 percent per year.  After the tenth policy anniversary, the interest rate charged for a loan is 3.0 percent per year.

If the Owner has a loan on a policy with another  company,  and he/she is  terminating  that  policy to buy one from JNL/NY,  usually  the Owner would repay the old loan during the  process of  surrendering  the old policy.  Income  taxes on the  interest  earned could be due. JNL/NY will permit  the  Owner to carry  the old loan  over to the new JNL/NY  Policy through a Tax Code  Section  1035  tax-free  exchange,  up to  certain limits.  The loan amount  cannot exceed 90% of the total amount of the exchange.  In  addition,  the cash  portion  of the  transfer  must be sufficient  to place the  policy in force.  We do not  normally  allow backdating for these policies.

Indebtedness  may not exceed the Cash Surrender Value. If Indebtedness would otherwise exceed the Cash Surrender Value, JNL/NY will notify the Owner and any assignee of record.  JNL/NY will require a payment sufficient to keep the Policy in force for at least three more months.  If such payment is not received  within the grace  period,  the Policy will lapse and terminate  without value (see "Policy  Lapse,"  below). The Policy may later be reinstated, but the loan cannot be reinstated  (see  "Reinstatement," above).

So long as the Policy remains in force,  Indebtedness may be repaid in whole or in part at any time during the  Insured's  life. If the Owner does not designate the payment as a loan repayment, JNL/NY will apply payments received as premium payments.  Upon  repayment,  the Policy Value securing the repaid portion of the debt in the Loan Account will be transferred to the Subaccounts of the Separate Account according to the  Owner's  most recent  premium  allocation  instructions  on file, unless the Owner instructs us otherwise.  Any outstanding Indebtedness is subtracted  from life insurance  proceeds  payable at the Insured's death and from Policy Value upon complete surrender.

E.   POLICY LAPSE

The Policy will remain in force so long as the Cash Surrender Value is sufficient  to pay  the  monthly  deduction.  In the  event  the  Cash Surrender  Value is  insufficient  to pay the monthly  deduction,  the Owner will be given a sixty-one  day period  ("grace  period")  within which to make a Premium payment to avoid lapse.  The Premium  required to avoid  lapse  must be  sufficient  to keep the  Policy in force for three  months.  The  required  Premium  will be set forth in a written notice  which  JNL/NY will  send to the  Owner on the date  that the Cash Surrender  Value is insufficient  to meet the monthly  deduction.  The Policy will  continue in force  through  the grace  period,  but if no payment is  forthcoming,  the Policy will  terminate at the end of the grace period.

Notwithstanding  the above,  during the first three policy years,  the Policy  will not  enter the grace  period  if the  cumulative  Minimum Monthly Premium amount has been paid and the Policy Value is positive.

If the Insured dies during the grace period, the Death Benefit payable will be reduced by the amount of the monthly  deduction due and unpaid and the amount of any outstanding Indebtedness.  In addition, whenever the  Indebtedness  exceeds  the  Surrender  Value,  the  grace  period provision  will  apply.  A lapsed  Policy may be  reinstated  any time within 5 years after the date of lapse (see "Reinstatement," above.

 3.   TRANSFERS

The Owner may transfer Policy Values from an Investment Division to another Investment Division and/or the Fixed account at any time by written request or telephone authorization.  Currently, there is no minimum transfer amount for transfers among the Investment  Divisions except in states where a minimum transfer amount is  required  by law (or if a  transfer  is made as part of our Dollar Cost Averaging program as described  below).  Transfers may be made to the  Fixed  Account  without  restriction.   Except  in  the  case  of Rebalancing,  only one  transfer  from the Fixed  Account  during  any Policy Year is  permitted  and is limited to the greater of $1,000 (or the Fixed Account Value, if less),  the amount  transferred out of the Fixed Account in the previous year, or 25% of the Fixed Account Value.  JNL/NY reserves the right to impose a minimum transfer amount in the future. Each transfer in excess of 15 in a policy year will be subject to a fee of  $25.  Transfers  due  to the  operation  of  Dollar  Cost Averaging or Rebalancing  are not counted toward the 15 free transfers per policy year.

We reserve  the right to limit the number of  transfers  in any Policy Year and to  restrict  the  transfers  from being  made on  successive business  days.  The Owner’s right to make transfers is subject to modification if JNL/NY determines that the exercise by one or more Owners is, or would be, to the disadvantage of other Owners.

We may apply the  modification  in any manner  reasonably  designed to prevent transfers that we consider disadvantageous to other Owners.

Under our  automatic  Dollar  Cost  Averaging  program,  the Owner may authorize us to transfer a fixed dollar amount at fixed intervals from an  Investment  Division  they  choose  to  other  investment  options, including other Investment  Divisions or the Fixed Account.    The interval between transfers may be monthly, quarterly,  semi-annually, or annually, as selected by the Owner. The transfers will be made at the  Accumulation  Unit Value on the  date  of the  transfer.  The  transfers  will  continue  until otherwise instructed,  or until the chosen source of transfer payments is exhausted.

Currently, there is a minimum transfer amount of $100 per transfer. We may change this minimum or grant exceptions.

Under  Rebalancing,  the Owner  may  choose  to have  rebalances  made monthly, quarterly, semi-annually, or annually.

Telephone calls  authorizing  transfers must be completed by 4:00 p.m. Eastern time, or the close of the NYSE if earlier, on a Valuation  Date in order to be effected at the price determined on such date. Transfer  authorizations whether written  or by telephone,  which are received  after 4:00 p.m. Eastern  Time, or the close of the NYSE if earlier,  will be  processed  as of the next  Valuation  Date. A  proper authorization form for transfers must be on file.

At any time we may suspend,  modify or terminate the privilege to make transfers  via the  telephone,  or via other  electronic  or automated means specifically approved by the Company, including, but not limited to,  automated  telephone  services,  facsimile  machine,  e-mail  and electronic services via online access.  Among other things, we reserve the right to limit the number of such transfers  among the Subaccounts in any Policy year, or to refuse any Subaccount  transfer request.  We also  reserve  the right to  restrict  such  transfers  in any  manner reasonably   designed   to   prevent   transfers   that  we   consider disadvantageous to other Owners.

JNL/NY utilizes procedures that it believes provide reasonable assurances that telephone authorized transfers are genuine.  Such  procedures include taping of telephone  conversations  with persons purporting to authorize such transfers and requesting  identifying  information from such  persons.  Additionally, JNL/NY disclaims any liability for losses resulting from such transfers by reason of their allegedly not having been properly authorized.  However, if JNL/NY does not take reasonable steps to help ensure that such authorizations are valid, JNL/NY may be liable for such losses.

Transfers   resulting  from  Policy  Loans,   Dollar  Cost  Averaging, Rebalancing,  and reallocations of Policy Value on the Allocation Date will not be subject to a transfer charge.

FOOTNOTES

(i) The Policy is structured to satisfy the definition of a life insurance contract under the Internal Revenue Code.  Accordingly,  the maximum  premium limitation  will be  imposed to conform  the Policy to certain  restrictions  on Premiums  contained in the Internal  Revenue Code which are necessary to satisfy the definition of life insurance.

(ii) Redemptions  will be based on the  Accumulation  Unit Value next determined after receipt of a request.

(iii)  Payment may be  postponed  whenever:  (i) the New York Stock  Exchange is closed other than customary weekend and holiday closings,  or trading on the New York  Stock  Exchange  is  restricted  as  determined  by  Commission;  (ii) the Commission by order permits postponement for the protection of Owners; or (iii) an emergency exists, as determined by the Commission, as a result of which disposal  of  securities  is  not  reasonably   practicable  or  not  reasonably practicable  to  determine  the  value of the  Separate  Account's  net  assets.  Payments  under the Policy of any amount  paid by check may be  postponed  until such time as the check has cleared the Owner's bank.

(iv) See note (iii), supra.